Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated are set forth below. For purposes of calculating this ratio, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges plus preferred stock dividends include interest expense, capitalized interest, our estimate of the interest component of rent expense and, for fiscal year 2013 and subsequent periods, dividends on our Series B and Series C preferred stock.

	Quarter Ended December 31, 2013	Fiscal Year Ended September 30,
		2013	2012	2011		2010	2009
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.8	1.2	2.3	—	(1)	3.6	3.6

(1)	For the year ended September 30, 2011, earnings were insufficient to cover fixed charges by $434.9 million.
The fiscal year ratios presented above are based on our historical audited consolidated financial statements and selected financial data included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this prospectus. The ratio presented above for the quarter ended December 31, 2013 is based on our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013 filed with the SEC and incorporated by reference in this prospectus.